Sticker to Prospectus

The Prospectus for ICON ECI Fund Fifteen, L.P. (“Fund Fifteen”) consists of (1) this sticker, (2) the Prospectus, dated June 6, 2011, (3) the Supplement No. 1, dated August 12, 2011, and (4) this Supplement No. 2, dated November 14, which (i) contains information related to the current status of the offering, (ii) provides information regarding certain transactions entered into by Fund Fifteen, (iii) updates certain information relating to Fund Fifteen’s estimated use of proceeds and estimated compensation paid to Fund Fifteen’s General Partner, (iv) updates certain information regarding funds sponsored by affiliates of Fund Fifteen’s General Partner, (v) updates certain information regarding the officers and directors of Fund Fifteen’s investment manager, ICON Capital Corp., and (vi) updates certain financial information of Fund Fifteen to September 30, 2011.

Filed Pursuant to Rule 424(b)(3)
SEC File No. 333-169794

ICON ECI FUND FIFTEEN, L.P.

SUPPLEMENT NO. 2
DATED NOVEMBER 14, 2011

TO PROSPECTUS DATED
JUNE 6, 2011

Summary

ICON ECI Fund Fifteen, L.P. (“Fund Fifteen”) is providing you with this Supplement No. 2, dated November 14, 2011, to update the Prospectus, dated June 6, 2011, as amended by Supplement No. 1 dated August 12, 2011.  The information in this Supplement No. 2 supplements, modifies and supersedes some of the information contained in the Fund Fifteen Prospectus, as amended by Supplement No. 1.  This Supplement No. 2 forms a part of, and must be accompanied or preceded by, the Prospectus and Supplement No. 1.

The primary purposes of this Supplement No. 2 are to:

•	Describe the current status of the offering;

•	Provide information regarding certain transactions entered into by Fund Fifteen;

•
Update certain information relating to Fund Fifteen’s estimated use of proceeds and estimated compensation paid to affiliates of Fund Fifteen’s general partner, ICON GP 15, LLC (the “General Partner”);

•	Update certain information regarding funds sponsored by affiliates of the General Partner;

•	Update certain information regarding the officers and directors of Fund Fifteen’s investment manager, ICON Capital Corp. (the “Investment Manager”); and

•	Update certain financial information of Fund Fifteen to September 30, 2011.

Current Status of the Offering

The initial closing date for Fund Fifteen was July 28, 2011, the date on which Fund Fifteen raised $1,200,000 and reached the minimum offering amount.   As of November 11, 2011, Fund Fifteen had not raised the $20,000,000 minimum offering for the Commonwealth of Pennsylvania and the State of, Tennessee.  As of November 11, 2011, 18,795 limited partnership interests have been sold to 614 limited partners, representing $18,760,607 of capital contributions to Fund Fifteen.

Compensation Paid to Affiliates and Certain Non-Affiliates

Through November 11, 2011, Fund Fifteen paid and/or accrued the following fees in connection with its offering of its limited partnership interests:  (i) sales commissions to third parties in the amount of $1,285,936 and (ii) underwriting fees to affiliated parties in the amount of $558,828.  Through November 11, 2011, organizational and offering expenses in the amount of $1,245,961 were paid or incurred by Fund Fifteen, its General Partner or its General Partner’s affiliates.  These fees and expense reimbursements are described on pages 39 through 40 of the Prospectus.

Recent Transactions

On October 20, 2011, Fund Fifteen exchanged its 29.2% ownership interest in a joint venture with ICON Equipment and Corporate Infrastructure Fund Fourteen, L.P., an entity managed by the Investment Manager, for its proportionate share of the lease schedules that were previously owned by the joint venture.  Upon the completion of the exchange, the joint venture was terminated.

On October 27, 2011, Fund Fifteen made a secured term loan to Xfone USA, Inc. and certain affiliates in the amount of $6,850,000.  The loan bears interest at 12.75% per year and matures on November 1, 2016.

Funds Sponsored by Affiliates of Fund Fifteen’s General Partner

The disclosure under the heading “Funds Sponsored by Affiliates of Our General Partner—Recent Potentially Adverse Business Developments or Conditions” on pages 60 through 66 of the Prospectus, dated June 6, 2011, as amended by Supplement No. 1 dated August 12, 2011, is hereby replaced in its entirety with the following:

Recent Potentially Adverse Business Developments or Conditions

In general, the global credit markets deteriorated significantly after the U.S. economy entered into a recession in December 2007. As a result, our Investment Manager has evaluated the impact of the condition of the credit markets on our ability to obtain debt financing in the future should it be desirable and does not expect that there will be any material impact on our ability to obtain debt financing in the future if it is desirable. As discussed above, we expect to rely less on the use of significant non-recourse indebtedness to achieve our investment objectives than the Public Funds sponsored by previous management and, therefore, our Investment Manager believes that we can meet our investment objectives even if we are unable to obtain debt financing on satisfactory terms.

Recent statistical data on domestic financing markets indicates that domestic financing volume in general and equipment financing volume in particular has generally deteriorated since the onset of the recession. As noted previously, while some of the reduction in the domestic market in general is due to voluntary and involuntary deleveraging by corporate borrowers, some of the other main factors cited for the decline in outstanding commercial lending and financing volume include the following:

•	lack of liquidity to provide new financing and/or refinancing;

•
heightened credit standards and lending criteria (including ever-increasing spreads, fees, and other costs, as well as lower advance rates and shorter tenors, among other factors) that have hampered some demand for and issuance of new financing and/or refinancing;

•	net charge offs of and write-downs on outstanding financings; and

•
many lenders being sidetracked from providing new lending by industry consolidation, management of existing portfolios and relationships, and amendments (principally covenant relief and ‘‘amend and extend’’).

In addition, the volume of issuance of high yield bonds and investment grade bonds rose significantly through the 2010 calendar year, a significant portion of the proceeds have been used to pay down and/or refinance existing commercial and industrial loans. As a result, financial institutions and other financing providers with liquidity to provide financing can do so selectively, at higher spreads and other more favorable terms than have been available in many years.

A significant portion of the statistical data regarding the domestic equipment financing market’s performance is provided by the equipment financing divisions of commercial and industrial banks, large independent leasing and finance companies, and captive and vendor leasing and finance companies. These institutions generally provide financing to companies seeking to finance small ticket and micro ticket equipment, use credit scoring methodologies to underwrite a borrower’s or lessee’s creditworthiness, and rely heavily on the issuance of commercial paper and/or lines of credit from other financial institutions to finance new business. On the other hand, our investment objectives and strategy focus on financing middle- to large-ticket, business-essential equipment and other capital assets, we will typically underwrite and structure such financing in a manner similar to providers of senior indebtedness (i.e., our underwriting includes both creditworthiness and asset due diligence and considerations and our structuring often includes guarantees, equity pledges, warrants, liens on related assets, etc.), and we are not reliant on receiving outside financing through the issuance of commercial paper or from lines of credit to finance new business or meet our investment objectives. Accordingly, the performance of the overall equipment financing market is not directly correlated to our performance and our Investment Manager does not expect that there will be any material adverse impact on the demand for our investments. Moreover, in light of the tightening of the credit markets, our Investment Manager has reviewed and expects to continue to review more potential financing opportunities than it has in its history. As such, because we will focus on providing structured financing to companies that are either under-banked or unappreciated by conventional finance sources, or have become so due to conditions in the credit markets, we expect to be able to capitalize on making favorable investments that will in turn enable us to meet our investment objectives.

Since the U.S. economy entered into a recession in December 2007, the rate of payment defaults by borrowers generally rose significantly.  Nevertheless, since the onset of the recession, none of the Public Funds have experienced any material defaults in payment to them that our Investment Manager expects would materially impact their liquidity, cash flows or profitability. Some of the Public Funds have disclosed certain potentially adverse business developments or conditions in their Annual Reports on Form 10-K for the years ended December 31, 2010 and 2009 and their Quarterly Reports on Form 10-Q for the periods ended June 30, 2011 and September 30, 2011.  Except as disclosed above, our Investment Manager does not expect that any of these events will materially impact such funds’ liquidity, cash flows or profitability at this time.  These events include:

(i)
On September 5, 2008, several of our affiliates entered into an amended forbearance agreement with MW Universal, Inc. (“MWU”), LC Manufacturing, LLC (“LC Manufacturing”), MW Crow, Inc. (“Crow”) and seven other subsidiaries of MWU (collectively, the “MWU entities”) to cure certain non-payment related defaults by the MWU entities under their lease covenants. The terms of the agreement included, among other things, the pledge of additional collateral and the grant of a warrant for the purchase of 12% of the fully diluted common stock of MWU. On February 27, 2009, several of our affiliates entered into a further amended forbearance agreement with the MWU entities to cure certain lease defaults. In consideration for restructuring LC Manufacturing’s lease payment schedule, one of our affiliates received, among other things, a warrant to purchase 10% of the fully diluted membership interests of LC Manufacturing, at an aggregate exercise price of $1,000, exercisable until March 31, 2015. The forbearance agreement, as amended, was entered into to provide the MWU entities with additional flexibility during these tough economic times, while at the same time attempting to preserve our affiliates’ projected economic return on their investments. On June 1, 2009, one of our affiliates amended and restructured the master lease agreement with LC Manufacturing to reduce the assets under lease and entered into a new 43-month lease with Metavation, LLC for the assets previously under lease with LC Manufacturing. In consideration for restructuring LC Manufacturing’s lease payment schedule, our affiliate received a warrant to purchase 65% of the fully diluted membership interests of LC Manufacturing, at an aggregate exercise price of $1,000, exercisable until March 31, 2015. On January 13, 2010, our affiliate further amended the lease with LC Manufacturing to reduce LC Manufacturing’s payment obligations under the lease and to provide the affiliate with an excess cash flow sweep in the event that excess cash flow becomes available in the future. On May 31, 2010, MWU sold its equity interest in LC Manufacturing to an entity controlled by LC Manufacturing’s management and the personal guaranty of MWU’s principal was reduced to $6,500,000 with respect to LC Manufacturing. On September 30, 2010, the affiliate further amended the lease with LC Manufacturing to reduce LC Manufacturing’s monthly rental payments to $25,000 through December 31, 2011. In consideration for reducing the monthly rent, LC Manufacturing agreed to an increase in the amount of the end of lease purchase option to approximately $4,000,000;

(ii)
On January 21, 2009, Fund Nine filed a lawsuit in the U.S. District Court for the Southern District of New York against Wildwood Industries, Inc. (a Fund Nine lessee, “Wildwood”) and its owners who guaranteed Wildwood’s obligations for breaches of the leases and guarantees related to Wildwood’s failure to make rental payments. On March 5, 2009, an involuntary petition under Chapter 11 of the U.S. Bankruptcy Code was filed against Wildwood by three of Wildwood’s creditors in U.S. Bankruptcy Court. On September 18, 2009, the involuntary petition under Chapter 11 was converted into a proceeding under Chapter 7 by the U.S. Bankruptcy Court Trustee. Fund Nine does not expect to receive any further recovery from Wildwood. On December 30, 2010, the U.S. Bankruptcy Court Trustee filed an action against Fund Nine claiming certain payments Fund Nine received from Wildwood constituted a preference. On February 2, 2011, Fund Nine filed a motion to dismiss the U.S. Bankruptcy Court Trustee’s action and to remove the action from the U.S. Bankruptcy Court. On February 25, 2011, the U.S. Bankruptcy Court granted Fund Nine’s motion to remove the action from the U.S. Bankruptcy Court, and the action was subsequently moved to the U.S. District Court for the Central District of Illinois. The U.S. District Court for the Central District of Illinois denied Fund Nine’s motion to dismiss. On May 4, 2011, Fund Nine filed an answer to the motion.  Discovery is ongoing;

(iii)
On February 11, 2009, Pliant Corporation (“Pliant”) (a lessee of a joint venture between Fund Eleven and Fund Twelve) commenced a voluntary Chapter 11 proceeding in U.S. Bankruptcy Court to eliminate all of its high yield debt. In connection with this action, Pliant submitted a financial restructuring plan to eliminate its debt as part of a pre-negotiated package with its high yield creditors. On September 22, 2009, Pliant assumed its lease with our affiliates’ joint venture and on December 3, 2009, Pliant emerged from bankruptcy. As of November 14, 2011, Pliant has made all of its lease payments;

(iv)
On February 17, 2009, Appleton Papers, Inc. (a Fund Twelve borrower, “Appleton”) notified Fund Twelve that it was in breach of a financial covenant contained in its secured term loans. As a result of this breach, the parties agreed to increase the interest rate on the term note from 12.5% to 14.25% per year beginning with the payment due on March 1, 2009. On February 26, 2010, Fund Twelve amended certain financial covenants in the loan agreement with Appleton. In consideration for amending the loan agreement, Fund Twelve received an amendment fee in the amount of approximately $117,000 from Appleton. On July 20, 2010, Fund Twelve amended the loan agreement to release two borrowers, American Plastics Company, Inc. and New England Extrusion, Inc., that were being sold by Appleton to a third party. In consideration for amending the loan agreement, Fund Twelve received an amendment fee in the amount of $40,000 from Appleton. On November 1, 2010, Appleton satisfied in full its remaining obligations under the loan agreement by prepaying the aggregate outstanding principal and interest in the amount of approximately $17,730,000. In connection with the prepayment, Fund Twelve collected an additional prepayment fee in the amount of $1,210,000;

(v)
On March 1, 2009, Spansion LLC (a Fund Nine lessee, “Spansion”) filed a petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court. On March 12, 2009, Spansion rejected the two leases that were renewed on April 1, 2008. The equipment under these two leases was returned on June 3, 2009. Based on our Investment Manager’s assessment of the equipment and knowledge of the market for such equipment, Fund Nine recorded an impairment charge for the year ended December 31, 2009. In addition, Spansion affirmed a lease that was extended on July 1, 2008. On July 29, 2009, Fund Nine sold all of the equipment subject to the affirmed lease to Spansion. On February 22, 2010, the U.S. Bankruptcy Court approved a stipulation between Fund Nine and Spansion allowing Fund Nine’s administrative expense claim in the amount of $89,813 and unsecured claim in the amount of $268,987. On March 22, 2010, Fund Nine sold its unsecured claim to a third party for $161,392.20. During the three months ended March 31, 2010, Fund Nine sold the equipment subject to the rejected leases for approximately $140,000;

(vi)
Fund Ten restructured its lease financing with Premier Telecom Contracts Limited (“Premier”) in exchange for control of the equity of Premier’s parent company, Pretel Group Limited (“Pretel”), until such time as Fund Ten receives its expected return on its investment. In addition, during 2009, Fund Ten recorded an impairment charge of approximately $1,513,000 related to Premier. In January 2011, Fund Ten sold 25% of the shares of Pretel to its new Chief Executive Officer for £100,000. As part of the sale agreement, Fund Ten retains the right to repurchase the shares if certain financial targets are not achieved by Pretel during the 2011 calendar year;

(vii)
Fund Eleven restructured the payment obligations of MWU and another of its subsidiaries, W Forge Holdings, Inc. (“W. Forge”), in a manner that should permit such parties to have additional flexibility during these tough economic times, while at the same time attempting to preserve Fund Eleven’s projected economic return on its investment. In consideration for this restructuring, Fund Eleven received, among other things, a $200,000 arrangement fee payable at the conclusion of the lease term and a warrant to purchase 20% of the fully diluted common stock of W. Forge, at an exercise price of $0.01 per share, exercisable for a period of five years from the grant date. Subsequently, as further consideration for additional restructuring of W. Forge’s lease payment schedule, Fund Eleven received a warrant from W. Forge to purchase an additional 20% of its fully diluted common stock, at an aggregate purchase price of $1,000, exercisable until March 31, 2015. On December 31, 2009, Fund Eleven and W. Forge agreed to terminate their lease. Simultaneously with the termination, Fund Eleven sold the equipment to W. Forge;

(viii)
On April 15, 2009, Groupe Henri Heuliez (the guarantor of Fund Eleven’s leases with Heuliez SA (“HSA”) and Heuliez Investissements SNC (with HSA, “Heuliez”)) and HSA filed for “Redressement Judiciaire,” a proceeding under French law similar to a Chapter 11 reorganization under the U.S. Bankruptcy Code. Heuliez subsequently filed for Redressement Judiciaire on June 10, 2009. Since the time of the Redressement Judiciaire filings, two French government agencies agreed to provide Heuliez with financial support and a third party, Bernard Krief Consultants (“BKC”), agreed to purchase Heuliez. On July 8, 2009, the French Commercial Court approved the sale of Heuliez to BKC, which approval included the transfer of Fund Eleven’s leases. Subsequently, BKC defaulted on its obligation to purchase Heuliez and Heuliez re-entered Redressement Judiciaire. On June 30, 2010, the administrator for the Redressement Judiciaire sold Heuliez to Baelen Gaillard (“Baelen”). Fund Eleven and Baelen have agreed to restructure Fund Eleven’s leases so that Fund Eleven can recover its investment. Effective October 5, 2010, Fund Eleven amended its lease with Heuliez to restructure the lease payment obligations and extend the base terms of the leases through December 31, 2014;

(ix)
On July 28, 2009, Fund Ten terminated its lease with MW Monroe Plastics, Inc., a subsidiary of MWU (“Monroe”), and transferred title to the machining and metal working equipment to Cerion MPI, LLC (“MPI”), an affiliate of Monroe, in consideration for MPI transferring title to equipment of greater fair market value to Fund Ten. Beginning August 1, 2009, Fund Ten entered into a lease with MPI for such equipment for a term of 41 months. On July 26, 2010, Fund Ten, in consideration for all amounts due under the lease, sold the equipment to MPI and terminated the lease. In addition, also on July 26, 2010, MPI satisfied in full its obligations under a promissory note issued to Fund Eleven;

(x)
Due to the global downturn in the automotive industry, Sealynx Automotive Transieres SAS (a Fund Twelve lessee, “Sealynx”) requested a restructuring of its lease payments. Fund Twelve agreed to reduce Sealynx’s lease payments during the three months ended September 30, 2009. On January 4, 2010, Fund Twelve restructured Sealynx’s payment obligations under its lease to provide Sealynx with cash flow flexibility while at the same time attempting to preserve Fund Twelve’s projected economic return on its investment. As additional security for restructuring the payment obligations, Fund Twelve received an additional mortgage on certain real property owned by Sealynx in Charleval, France. On July 5, 2010, Sealynx filed for a conciliation procedure with the Commercial Court of Nanterre requesting that it be permitted to repay, over a two-year period, approximately $1,900,000 of rental payments that had been due to Fund Twelve on July 1, 2010. As a result of recent offers to purchase the equipment under lease by ICON French Equipment II, LLC made by third parties during 2011 and the uncertainty regarding our ability to collect all remaining amounts which are due under the lease, we recorded approximately $4,409,000 of bad debt expense during the year ended December 31, 2010 to write the asset down to net realizable value. On December 7, 2010, Sealynx filed for “Redressement Judiciaire,” a proceeding under French law similar to Chapter 11 reorganization under the U.S. Bankruptcy Code.  On May 16, 2011, Fund Twelve entered into an agreement with the entity that purchased Sealynx through the Redressement Judiciaire to sell the automotive manufacturing equipment leased to Sealynx for the purchase price of €3,000,000. The purchase price will be paid in three installments and will accrue interest at a rate of 5.5%.  Fund Twelve will retain title to the equipment until the final payment is received on or before June 1, 2013;

(xi)
On September 23, 2009, Fund Eleven defaulted on a non-recourse long-term loan with BNP Paribas (“Paribas,” f/k/a Fortis Bank SA/NV) related to the four Handymax product tankers, the M/T Doubtless, the M/T Faithful, the M/T Spotless, and the M/T Vanguard, due to the failure to make required payments under the loan agreement following the termination of the bareboat charters. In addition, during 2009, Fund Eleven recognized a non-cash impairment charge of approximately $5,827,000 relating to the write down in value of the M/T Faithful. On April 1, 2010, Fund Eleven amended the terms of the loan with Paribas, at which time Paribas agreed to waive all defaults under the loan. On April 30, 2010, in connection with the amendment of the loan, the time charters underlying the M/T Doubtless, the M/T Spotless and the M/T Vanguard were extended until November 15, 2010. On May 29, 2010, Fund Eleven entered into a ten-month time charter for the M/T Faithful. On September 30, 2010, Fund Eleven entered into a memorandum of agreement to sell the M/T Faithful. Fund Eleven recorded non-cash impairment charges of approximately $402,000 related to the proposed sale of the M/T Faithful as of September 30, 2010. On October 6, 2010, Fund Eleven entered into a memorandum of agreement to sell the M/T Vanguard at the expiration of its time charter. On October 13, 2010, Fund Eleven terminated the M/T Faithful time charter and sold the M/T Faithful. Fund Eleven recorded a loss on sale of leased equipment of approximately $22,000 for the year ended December 31, 2010, in connection with the sale of the M/T Faithful. As a result of the loss on sale of the M/T Faithful, our Investment Manager determined that an indicator of impairment existed. As a result, our Investment Manager reviewed Fund Eleven’s remaining investments in the M/T Doubtless, the M/T Spotless, and the M/T Vanguard. Based on our Investment Manager’s review, the net book value of such vessels exceeded the remaining undiscounted cash flows and exceeded the fair value of the vessels. As a result, in the third quarter of 2010, Fund Eleven recognized a non-cash impairment charge of approximately $7,753,000. On December 24, 2010, Fund Eleven sold ICON Doubtless, ICON Spotless, and ICON Vanguard to an unaffiliated third party. As a result, such entities were released from their obligations as borrowers under the new loan with Paribas. Fund Eleven recorded a gain of approximately $3,095,000 for the year ended December 31, 2010, in connection with the sale of ICON Doubtless, ICON Spotless, and ICON Vanguard;

(xii)
In October 2009, certain facts came to light that led our Investment Manager to believe that Equipment Acquisition Resources, Inc. (a lessee of a joint venture between Fund Eleven and Fund Twelve, “EAR”) was perpetrating a fraud against EAR’s lenders, including ICON EAR, LLC and ICON EAR II, LLC (collectively, “ICON EAR”). On October 23, 2009, EAR filed a petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code. Due to the bankruptcy filing and ongoing investigation regarding the alleged fraud, at this time it is not possible to determine ICON EAR’s ability to collect the amounts due to them in accordance with the leases or the security received. In addition, during 2009, Fund Eleven and Fund Twelve recognized non-cash impairment charges relating to the write down in value of the semiconductor manufacturing equipment. On June 2, 2010, ICON EAR sold a parcel of real property in Jackson Hole, Wyoming that was received as additional security under the leases for a net purchase price of approximately $757,000. On June 7, 2010, ICON EAR received judgments in New York State Supreme Court against two principals of EAR who had guaranteed EAR’s lease obligations. ICON EAR has had the New York State Supreme Court judgments recognized in Illinois, where the principals live. At this time, it is not possible to determine ICON EAR’s ability to collect the amounts due under the leases from EAR’s principals. In addition, during the three months ended June 30, 2010, Fund Eleven and Fund Twelve recognized non-cash impairment charges relating to the write down in value of the remaining parcels of real property located in Jackson Hole, Wyoming. Based on our Investment Manager’s periodic review of significant assets in its Fund Eleven’s and Fund Twelve’s portfolios, the net book value of the semiconductor manufacturing equipment exceeded its fair value and, as a result, Fund Eleven and Fund Twelve recognized a non-cash impairment charge of approximately $3,593,000 during the year ended December 31, 2010 relating to the write down in value of the semiconductor manufacturing equipment. No amount of this impairment charge represents a cash expenditure and our Investment Manager does not expect that any amount of this impairment charge will result in any future cash expenditures. On March 16, 2011 and July 8, 2011, ICON EAR sold certain parcels of real property that were located in Jackson Hole, Wyoming for a net purchase price of approximately $1,183,000 and $235,000, respectively. The real property was received as additional security under ICON EAR’s leases with EAR. In light of the sale, ICON EAR recognized an additional non-cash impairment charge of approximately $773,000 during the three months ended December 31, 2010.  In addition, on June 20, 2011, ICON EAR filed a complaint in the Court of Common Pleas, Hamilton County, Ohio, against EAR’s auditors alleging malpractice and negligent misrepresentation. On October 21, 2011, the Chapter 11 bankruptcy trustee for EAR filed an Adversary Complaint against ICON EAR seeking the recovery of certain funds that the trustee alleges were fraudulently transferred from EAR to ICON EAR.  The complaint also seeks the recovery of payments made by EAR to ICON EAR during the 90-day period preceding EAR’s bankruptcy filing, alleging that those payments constituted a preference under the U.S. Bankruptcy Code.  Additionally, the complaint seeks the imposition of a constructive trust over certain real property and the proceeds from the sale ICON EAR received as security in connection with its investment.  Our Investment Manager believes that these claims are frivolous and intends to vigorously contest this action;

(xiii)
On October 30, 2009, Fund Ten amended the bareboat charters for two container vessels, the M/V China Star (the “China Star,” f/k/a the M/V ZIM Canada) and the M/V Dubai Star (the “Dubai Star,” f/k/a the M/V ZIM Korea), to restructure each respective charterer’s payment obligations. The charter for the China Star was extended from June 30, 2014 to March 31, 2017 and the charter for the Dubai Star was extended from June 30, 2014 to March 31, 2016. The purpose of the restructuring was to provide the charterers with additional flexibility while at the same time attempting to preserve Fund Ten’s projected economic return on its investment;

(xiv)
On October 30, 2009, Fund Eleven amended the bareboat charters for the four container vessels, the ZIM Andaman Sea, the ZIM Hong Kong, the ZIM Israel and the ZIM Japan Sea (collectively, the “ZIM Vessels”), to restructure each respective charterer’s payment obligations so that Fund Eleven will continue to receive payments through September 30, 2014 in accordance with each amended charter. In addition, during 2009, Fund Eleven recognized a non-cash impairment charge of approximately $35,147,000 relating to the write down in value of the four container vessels. On February 9, 2010, Fund Eleven amended the facility agreement with HSH Nordbank AG to correspond with the revised payment schedule in the charter amendments, which also cured the default under the loan agreement as of December 31, 2009. On September 23, 2010, Fund Eleven entered into memoranda of agreement to sell the ZIM Vessels to unaffiliated third parties. On November 10, 2010, Fund Eleven sold the ZIM Japan Sea pursuant to the terms of the applicable memorandum of agreement.  The proceeds of the sale were used to make a prepayment under the facility agreement with HSH Nordbank AG. On February 28, 2011 and March 16, 2011, Fund Eleven sold the ZIM Hong Kong and the ZIM Israel, respectively, pursuant to the terms of the applicable memorandum of agreement. The proceeds of the sales were used to make a prepayment under the facility agreement with HSH Nordbank AG.  During June 2011, Fund Eleven received notices from ZIM Integrated Shipping Services Ltd. (“ZIM”) claiming it was owed various amounts for unpaid seller’s credits in the amount of approximately $7,300,000.  Our Investment Manager believes any obligation to repay the seller’s credit was extinguished when ZIM defaulted by failing to fulfill certain of its obligations under the bareboat charters.  On August 8, 2011, our Investment Manager agreed to a three party arbitration panel to hear such claims, but, to date, ZIM has not filed any arbitration proceedings.  Our Investment Manager believes that ZIM’s claims are frivolous and intends to vigorously contest these claims in the event ZIM files an arbitration proceeding.  At this time, Fund Eleven is unable to predict the outcome of any threatened arbitration or loss therefrom, if any;

(xv)
On December 10, 2009, Fund Eleven restructured the lease payment obligations of Teal Jones Group and Teal Jones Lumber Services, Inc. to provide them with cash flow flexibility while at the same time attempting to preserve Fund Eleven’s project economic return on its investment;

(xvi)
On February 22, 2010, Fund Ten received notice that its leases with Saturn Corporation (“Saturn”) were being rejected by General Motors Company (“GM”) in conjunction with GM’s petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code, filed on June 1, 2009, in which Saturn was named as a debtor. In March 2010, Fund Ten sold all of the equipment subject to lease with Saturn to unaffiliated third parties;

(xvii)
On September 1, 2010, Fund Eleven amended its schedule with AMI Manchester, LLC and Gallant Steel, Inc. (collectively, “AMI”) to restructure AMI’s payment obligations and extend the base term of the schedule through December 31, 2013.  On August 1, 2011, Fund Eleven further amended its schedule with AMI to restructure AMI’s payment obligations;

(xviii)
On September 20, 2010, Fund Twelve and Fund Fourteen were notified that Quattro Plant Limited (a borrower from a joint venture between Fund Twelve and Fund Fourteen, “Quattro Plant”) was in default under its senior loan agreement with KBC Bank N.V. As a result of the default, Quattro Plant’s principal payment obligations to the joint venture were suspended. During the suspension period, the joint venture received interest only payments from Quattro Plant. Subsequent to September 30, 2010, Quattro Plant cured the default under its senior loan agreement and was permitted to begin making payments of principal to the joint venture beginning November 1, 2010. As of December 31, 2010, Quattro Plant had made all required payments due under the loan agreement. On February 25, 2011, Fund Twelve and Fund Fourteen were notified that Quattro Plant was in default under its senior loan agreement with PNC Financial Services UK Ltd. (“PNC,” f/k/a KBC). As a result of the default, Quattro Plant’s principal payment obligations to Fund Twelve and Fund Fourteen were suspended for a period of 28 days. On March 7, 2011, April 21, 2011, and June 30, 2011, Fund Twelve and Fund Fourteen notified Quattro Plant that it was in default under its loan agreement relating to, among other things, its default under the senior loan agreement with PNC. Fund Twelve and Fund Fourteen restructured Quattro Plant’s payments under the loan agreement on June 30, 2011 and  our Investment Manager expects Fund Twelve and Fund Fourteen to receive all past due principal amounts due under the loan agreement plus default interest;

(xix)
As of September 30, 2010, our Investment Manager determined that the expected future proceeds from Fund Nine’s 90% interest in unguaranteed residual values of manufacturing and technology equipment, acquired from Summit Asset Management Limited in December 2003, would be insufficient to cover the residual position of the remaining investment. As a result, Fund Nine recognized a $250,000 impairment loss on the investment in unguaranteed residual values. On March 29, 2011, Fund Nine sold the portfolio for approximately $266,000;

(xx)
On September 30, 2010, Fund Ten, Fund Eleven and Fund Twelve terminated their credit support agreement, pursuant to which losses incurred by any of them with respect to any financing provided to any subsidiary of MWU would be shared among them in proportion to their respective capital investments. Simultaneously with the termination, Fund Eleven and Fund Twelve formed ICON MW, LLC (“ICON MW”) and, as contemplated by the credit support agreement, each of Fund Eleven and Fund Twelve contributed all of its interest in the assets related to the financing of the MWU subsidiaries to ICON MW to extinguish its obligations under the credit support agreement and receive an ownership interest in ICON MW. Fund Ten contributed assets in the form of a cash payment to Fund Twelve to extinguish its obligations under the credit support agreement. The methodology used to determine the ownership interests in ICON MW and the settlement amount that Fund Ten paid was at the discretion of our Investment Manager; and

(xxi)
On November 1, 2011, Fund Ten, Fund Eleven, Fund Twelve, and Fund Fourteen filed a complaint against Northern Leasing Systems Inc. and certain affiliates (collectively, “Northern Leasing”) to enforce their rights under each respective loan agreement with Northern Leasing in order to preserve their economic return on their investments.

Although our Investment Manager expects that our affiliates’ lessees, borrowers and other financial counterparties will ultimately be able to satisfy their obligations to our affiliates, our Investment Manager will continue to review and evaluate the impact of the recession on our affiliates’ lessees, borrowers and other financial counterparties and take such action as it deems necessary to mitigate any adverse developments.

The information presented in this section and the tables included as Exhibit B to this prospectus represent historical results of equipment leasing and finance funds sponsored by our Investment Manager. If you purchase our Interests, you will not have any ownership interest in any other businesses sponsored or owned by our Investment Manager or its affiliates as a result of your purchase. You should not assume that you will experience returns, if any, comparable to those experienced by investors in equipment leasing and finance funds sponsored by our Investment Manager and its affiliates.

Management

The disclosure under the heading “Management” on pages 70 and 71 of the Prospectus, dated June 6, 2011, as amended by Supplement No. 1 dated August 12, 2011, is hereby replaced in its entirety with the following:

MANAGEMENT

Our General Partner

Our General Partner was formed as a Delaware limited liability company on September 23, 2010 to act as our general partner. Its principal office is located at 100 Fifth Avenue, Fourth Floor, New York, New York 10011, and its telephone number is (212) 418-4700. The sole member of our General Partner is ICON Capital Corp., our Investment Manager. The officers and directors of our General Partner as of the date of this prospectus are as follows:

Name	Age	Title
Michael A. Reisner	41	Co-Chief Executive Officer, Co-President and Director
Mark Gatto	39	Co-Chief Executive Officer, Co-President and Director
Joel S. Kress	39	Executive Vice President – Business and Legal Affairs and Secretary
Keith S. Franz	42	Senior Vice President – Finance
Craig A. Jackson	52	Senior Vice President – Remarketing and Asset Management

Biographical information regarding the officers and directors of our General Partner follows the table setting forth information regarding our Investment Manager’s current executive officers and directors.

Our Investment Manager

Our Investment Manager was formed in 1985 and is a Delaware corporation. Its principal office is located at 100 Fifth Avenue, Fourth Floor, New York, New York 10011, and its telephone number is (212) 418-4700. The following table provides information regarding our Investment Manager’s executive officers as of the date of this prospectus.

Name	Age	Title
Michael A. Reisner	41	Co-Chief Executive Officer, Co-President and Director
Mark Gatto	39	Co-Chief Executive Officer, Co-President and Director
Joel S. Kress Keith S. Franz David J. Verlizzo	39 42 38	Executive Vice President – Business and Legal Affairs Senior Vice President – Finance Senior Vice President – Business and Legal Affairs
Craig A. Jackson Harry Giovani	52 37	Senior Vice President – Remarketing and Asset Management Senior Vice President – Credit

Michael A. Reisner, Co-Chairman, Co-Chief Executive Officer and Co-President, joined our Investment Manager in 2001. Mr. Reisner has been a Director since May 2007. Mr. Reisner was formerly Chief Financial Officer from January 2007 through April 2008. Mr. Reisner was also formerly Executive Vice President - Acquisitions from February 2006 through January 2007. Mr. Reisner was Senior Vice President and General Counsel from January 2004 through January 2006. Mr. Reisner was Vice President and Associate General Counsel from March 2001 until December 2003. Previously, from 1996 to 2001, Mr. Reisner was an attorney with Brodsky Altman & McMahon, LLP in New York, concentrating on commercial transactions. Mr. Reisner received a J.D. from New York Law School and a B.A. from the University of Vermont.

Mark Gatto, Co-Chairman, Co-Chief Executive Officer and Co-President, has been a Director since May 2007. Mr. Gatto originally joined our Investment Manager in 1999 and was previously Executive Vice President and Chief Acquisitions Officer from May 2007 to January 2008. Mr. Gatto was formerly Executive Vice President - Business Development from February 2006 to May 2007 and Associate General Counsel from November 1999 through October 2000. Before serving as Associate General Counsel, Mr. Gatto was an attorney with Cella & Goldstein in New Jersey, concentrating on commercial transactions and general litigation matters. From November 2000 to June 2003, Mr. Gatto was Director of Player Licensing for the Topps Company and, in July 2003, he co-founded ForSport Enterprises, LLC, a specialty business consulting firm in New York City, and served as its managing partner before re-joining our Investment Manager in April 2005. Mr. Gatto received an M.B.A. from the W. Paul Stillman School of Business at Seton Hall University, a J.D. from Seton Hall University School of Law, and a B.S. from Montclair State University.

Joel S. Kress, Executive Vice President - Business and Legal Affairs, started his tenure with our Investment Manager in August 2005 as Vice President and Associate General Counsel. In February 2006, he was promoted to Senior Vice President and General Counsel, and in May 2007, he was promoted to his current position. Previously, from September 2001 to July 2005, Mr. Kress was an attorney with Fried, Frank, Harris, Shriver & Jacobson LLP in New York and London, England, concentrating on mergers and acquisitions, corporate finance and financing transactions (including debt and equity issuances) and private equity investments. Mr. Kress received a J.D. from Boston University School of Law and a B.A. from Connecticut College.

Keith S. Franz, Senior Vice President - Finance, joined our Investment Manager in March 2009 as a Vice President of Accounting and Finance and was promoted to his current position in July 2011. Mr. Franz was previously a Senior Manager at Smart & Associates LLP from December 2008 until March 2009 and the Vice President of Corporate Finance for Audiovox Corporation from August 2004 to November 2008.  Prior to Audiovox, from September 1991 through August 2004, Mr. Franz was employed by Ernst & Young LLP, rising to the level of Senior Audit Manager.  Mr. Franz received a B.A. from Binghamton University and is a certified public accountant.

David J. Verlizzo has been Senior Vice President - Business and Legal Affairs since July 2007. Mr. Verlizzo was formerly Vice President and Deputy General Counsel from February 2006 to July 2007 and was Assistant Vice President and Associate General Counsel from May 2005 until January 2006. Previously, from May 2001 to May 2005, Mr. Verlizzo was an attorney with Cohen Tauber Spievack & Wagner LLP in New York, concentrating on public and private securities offerings, securities law compliance and corporate and commercial transactions. Mr. Verlizzo received a J.D. from Hofstra University School of Law and a B.S. from The University of Scranton.

Craig A. Jackson has been Senior Vice President - Remarketing and Asset Management since March 2008. Mr. Jackson was previously Vice President - Remarketing and Portfolio Management from February 2006 through March 2008. Previously, from October 2001 to February 2006, Mr. Jackson was President and founder of Remarketing Services, Inc., a transportation equipment remarketing company. Prior to 2001, Mr. Jackson served as Vice President of Remarketing and Vice President of Operations for Chancellor Fleet Corporation (an equipment leasing company). Mr. Jackson received a B.A. from Wilkes University.

Harry Giovani, Senior Vice President - Credit, joined our Investment Manager in April 2008. Most recently, from March 2007 to January 2008, Mr. Giovani was Vice President for FirstLight Financial Corporation, responsible for underwriting and syndicating middle market leveraged loan transactions. Previously, from April 2004 to March 2007, he worked at GE Commercial Finance, initially as an Assistant Vice President in the Intermediary Group, where he was responsible for executing middle market transactions in a number of industries including manufacturing, steel, paper, pharmaceutical, technology, chemicals and automotive, and later as a Vice President in the Industrial Project Finance Group, where he originated highly structured project finance transactions. Mr. Giovani started his career in 1997 at Citigroup’s Citicorp Securities and CitiCapital divisions, where he spent six years in a variety of roles of increasing responsibility including underwriting, origination and strategic marketing/business development. Mr. Giovani graduated from Cornell University in 1996 with a B.S. in Finance.

ICON ECI Fund Fifteen, L.P.
(A Delaware Limited Partnership)
Balance Sheets

Assets

	September 30,
	2011	December 31,
	(unaudited)	2010
Cash	$7,266,102	$1,001
Investment in joint venture	1,836,866	-
Deferred charges, net	988,932	-
Other assets, net	14,870	-

Total Assets	$10,106,770	$1,001

Liabilities and Partners’ Equity

Liabilities:
Due to General Partner and affiliates	$919,829	$-
Accrued expenses	74,481	-

Total Liabilities	994,310	-

Commitments and contingencies (Note 7)

Partners’ Equity:
Limited Partners	9,117,389	1,000
General Partner	(4,929)	1

Total Partners’ Equity	9,112,460	1,001

Total Liabilities and Partners’ Equity	$10,106,770	$1,001

See accompanying notes to financial statements.

ICON ECI Fund Fifteen, L.P.
(A Delaware Limited Partnership)
Statement of Operations
(unaudited)

Period from July 28, 2011 (Commencement of Operations) through September 30, 2011
Revenue:
Income from investment in joint venture	$40,712

Total revenue	40,712

Expenses:
Management fees	3,473
Administrative expense reimbursements	273,965
General and administrative	200,267
Interest	13,505

Total expenses	491,210

Net loss	$(450,498)

Net loss allocable to:
Limited Partners	$(445,993)
General Partner	(4,505)

$(450,498)

Weighted average number of limited
partnership interests outstanding	5,333

Net loss per weighted average limited
partnership interest outstanding	$(83.63)

See accompanying notes to financial statements.

ICON ECI Fund Fifteen, L.P.
(A Delaware Limited Partnership)
Statement of Changes in Partners’ Equity

	Limited			Total
	Partnership	Limited		Partners’
	Interests	Partners	General Partner	Equity
Balance, December 31, 2010	1	$1,000	$1	$1,001

Net loss	-	(445,993)	(4,505)	(450,498)
Redemption of limited partnership interest	(1)	(1,000)	-	(1,000)
Proceeds from sale of limited partnership interests	10,776	10,756,718	-	10,756,718
Sales and offering expenses	-	(1,151,279)	-	(1,151,279)
Cash distributions paid or accrued to partners	-	(42,057)	(425)	(42,482)

Balance, September 30, 2011 (unaudited)	10,776	$9,117,389	$(4,929)	$9,112,460

See accompanying notes to financial statements.

ICON ECI Fund Fifteen, L.P.
(A Delaware Limited Partnership)
Statement of Cash Flows
(unaudited)

Period from July 28, 2011 (Commencement of Operations) through September 30, 2011
Cash flows from operating activities:
Net loss	$(450,498)
Adjustments to reconcile net loss to net cash
used in operating activities:
Income from investment in joint venture	(40,712)
Interest expense from amortization of debt financing costs	4,130
Changes in operating assets and liabilities:
Accrued expenses	74,481
Due to General Partner and affiliates	304,287
Distributions from joint venture	39,689

Net cash used in operating activities	(68,623)

Cash flows from investing activities:
Investment in joint venture	(1,835,843)

Net cash used in investing activities	(1,835,843)

Cash flows from financing activities:
Sale of limited partnership interests	10,756,718
Sales and offering expenses paid	(1,044,094)
Deferred charges paid	(500,000)
Cash distributions to partners	(42,057)
Redemption of limited partnership interest	(1,000)

Net cash provided by financing activities	9,169,567

Net increase in cash	7,265,101
Cash, beginning of the period	1,001

Cash, end of the period	$7,266,102

See accompanying notes to financial statements.

ICON ECI Fund Fifteen, L.P.
(A Delaware Limited Partnership)
Statement of Cash Flows
(unaudited)

Period from July 28, 2011 (Commencement of Operations) through September 30, 2011
Supplemental disclosure of non-cash financing activities:
Underwriting fees due to ICON Securities Corp.	$13,382
Organizational and offering expenses and other costs due to ICON Capital Corp.	$601,735
Organizational and offering expenses charged to equity	$93,803
Distributions payable to ICON GP 15, LLC	$425

See accompanying notes to financial statements.

(1)	Organization

ICON ECI Fund Fifteen, L.P. (the “Partnership”) was formed on September 23, 2010 as a Delaware limited partnership. The initial capitalization of the Partnership was $1,001. The Partnership will continue until December 31, 2025, unless terminated sooner. The Partnership is offering limited partnership interests (“Interests”) on a “best efforts” basis with the intention of raising up to $418,000,000 of capital, consisting of 420,000 Interests, of which 20,000 have been reserved for the Partnership’s distribution reinvestment plan (the “DRIP Plan”). The DRIP Plan allows limited partners to purchase Interests with distributions received from the Partnership and/or certain affiliates of the Partnership.

At any time prior to the time that the offering of Interests is terminated, the Partnership may, at its sole discretion, increase the offering to a maximum of up to $618,000,000 of capital, consisting of 620,000 Interests, provided that the offering period is not extended in connection with such change. The Partnership is currently in its offering period, which commenced on June 6, 2011 and is anticipated to end in June 2013 or earlier.

With the proceeds from Interests sold, the Partnership will (i) primarily originate or acquire a diverse pool of investments in domestic and global companies, which investments will primarily be structured as debt and debt-like financings (such as loans and leases) that are collateralized by equipment and other corporate infrastructure (collectively, “Capital Assets”) utilized by such companies to operate their businesses, as well as other strategic investments in or collateralized by Capital Assets that ICON GP 15, LLC, a Delaware limited liability company and the general partner of the Partnership (the “General Partner”), believes will provide the Partnership with a satisfactory, risk-adjusted rate of return, (ii) pay fees and expenses, and (iii) establish a cash reserve. The General Partner will make investment decisions on behalf of and manage the business of the Partnership. Additionally, the General Partner has a 1% interest in the profits, losses, cash distributions and liquidation proceeds of the Partnership.

As of July 28, 2011 (the “Initial Closing Date”), the Partnership raised a minimum of $1,200,000 from the sale of Interests, at which time, the limited partners were admitted and the Partnership commenced operations. Upon the commencement of operations on the Initial Closing Date, the Partnership returned the initial capital contribution of $1,000 to ICON Capital Corp., a Delaware corporation and the investment manager of the Partnership (the “Investment Manager”). During the period from June 6, 2011 to September 30, 2011, the Partnership sold 10,776 Interests to 368 limited partners, representing $10,756,718 of capital contributions. Investors from the Commonwealth of Pennsylvania and the State of Tennessee may not be admitted until the Partnership has raised total equity in the amount of $20,000,000. During the period from June 6, 2011 to September 30, 2011, the Partnership has paid or accrued sales commissions to third parties and various fees to the General Partner and its affiliates, as outlined in the Partnership’s limited partnership agreement (the “Partnership Agreement”). Through September 30, 2011, the Partnership has paid or accrued the following commissions and fees in connection with its offering of Interests: (i) sales commissions to third parties in the amount of $736,325 and (ii) underwriting fees in the amount of $321,151 to ICON Securities Corp. d/b/a ICON Investments, an affiliate of the General Partner and the dealer-manager of the offering of the Interests (“ICON Investments”). In addition, the General Partner and its affiliates, on behalf of the Partnership, incurred organizational and offering expenses in the amount of $1,082,735. During the period ended September 30, 2011, organizational and offering expenses in the amount of $93,803 were recorded as a reduction of partners’ equity.

(1)	Organization - continued

Partners’ capital accounts are increased for their initial capital contribution plus their proportionate share of earnings and decreased by their proportionate share of losses and distributions. Profits, losses, cash distributions and liquidation proceeds are allocated 99% to the limited partners and 1% to the General Partner until the aggregate amount of cash distributions paid to limited partners equals the sum of the limited partners’ aggregate capital contributions, plus an 8% cumulative annual return on their aggregate unreturned capital contributions, compounded daily. After such time, distributions will be allocated 90% to the limited partners and 10% to the General Partner.

The Partnership’s fiscal year ends on December 31.

(2)	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Partnership have been prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”) for interim financial information and pursuant to the rules and regulations of the Securities and Exchange Commission for Quarterly Reports on Form 10-Q.  In the opinion of the General Partner, all adjustments considered necessary for a fair presentation have been included.  The results for the interim period are not necessarily indicative of the results for the full year.

The Partnership accounts for its noncontrolling interests in joint ventures where the Partnership has influence over financial and operational matters, generally 50% or less ownership interest, under the equity method of accounting. In such cases, the Partnership’s original investments are recorded at cost and adjusted for its share of earnings, losses and distributions. The Partnership accounts for investments in joint ventures where the Partnership has virtually no influence over financial and operational matters using the cost method of accounting. In such cases, the Partnership’s original investments are recorded at cost and any distributions received are recorded as revenue. All of the Partnership’s investments in joint ventures are subject to its impairment review policy.

Cash and Cash Equivalents

The Partnership’s cash is held at one financial institution and at times may exceed insured limits. The Partnership periodically evaluates the creditworthiness of this institution and has not experienced any losses on such deposits. The Partnership did not have any cash equivalents at September 30, 2011 or December 31, 2010.

(2)	Summary of Significant Accounting Policies - continued

Risks and Uncertainties

In the normal course of business, the Partnership is exposed to two significant types of economic risks: credit and market. Credit risk is the risk of a lessee, borrower or other counterparty’s inability or unwillingness to make contractually required payments. Concentrations of credit risk with respect to lessees, borrowers or other counterparties will be dispersed across different industry segments within the United States of America and throughout the world. Although the Partnership does not currently foresee a concentrated credit risk associated with its lessees, borrowers or other counterparties, contractual payments are dependent upon the financial stability of the industry segments in which such counterparties will operate.

Market risk reflects the change in the value of debt instruments and credit facilities due to changes in interest rate spreads or other market factors. The Partnership believes that the carrying value of its investments is reasonable, taking into consideration these risks, along with estimated collateral values, payment history and other relevant information.

Asset Impairments

The significant assets in the Partnership’s portfolio are periodically reviewed, no less frequently than annually or when indicators of impairment exist, to determine whether events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. An impairment loss will be recognized only if the carrying value of a long-lived asset is not recoverable and exceeds its fair market value. If there is an indication of impairment, the Partnership will estimate the future cash flows (undiscounted and without interest charges) expected from the use of the asset and its eventual disposition. Future cash flows are the future cash inflows expected to be generated by an asset less the future outflows expected to be necessary to obtain those inflows. If an impairment is determined to exist, the impairment loss will be measured as the amount by which the carrying value of a long-lived asset exceeds its fair value and recorded in the Partnership’s statement of operations in the period the determination is made.

Deferred Charges

Pursuant to the Partnership Agreement, the costs of organizing the Partnership and offering the Interests are capitalized by the Partnership and amortized as a reduction of equity over the estimated offering period, generally two years from the effective date of the offering. The unamortized balance of these costs is reflected on the balance sheet as deferred charges, net.

Revenue Recognition

The Partnership provides financing to third parties, generally in the form of leases and loans. With respect to leases of Capital Assets, each lease is classified as either a finance lease or an operating lease, which is based upon the terms of the lease. Loans are typically classified as notes receivable.

(2)	Summary of Significant Accounting Policies - continued

For finance leases and notes receivable, the Partnership records finance income on the Partnership’s statement of operations using the effective interest rate method, which results in a constant rate of return over the lease or loan term, as applicable. For operating leases, rental income is recognized on a straight-line basis over the lease term. Billed operating lease receivables are included in accounts receivable until collected. Deferred revenue is the difference between the timing of the receivables collected and the income recognized on a straight-line basis.

Initial Direct Costs

The Partnership capitalizes initial direct costs associated with the origination and funding of leased assets and other financing transactions. These costs are amortized on a transaction by transaction basis based on the actual transaction terms using a straight-line method for operating leases and the effective interest rate method for finance leases and notes receivable in the Partnership’s statement of operations. Costs related to leases or other financing transactions that are not consummated are expensed as an acquisition expense in the Partnership’s statement of operations.

Acquisition Fees

The Partnership pays acquisition fees to the Investment Manager equal to 2.50% of the total purchase price paid by or on behalf of the Partnership for each of the Partnership’s investments, including, but not limited to, the cash paid, indebtedness incurred or assumed, plus all fees and expenses incurred in connection therewith (the “Purchase Price”). These fees are capitalized and included in the cost of the investment.

Income Taxes

The Partnership is taxed as a partnership for federal and State income tax purposes. No provision for income taxes has been recorded since the liability for such taxes is that of each of the partners rather than the Partnership. The Partnership's income tax returns are subject to examination by the federal and State taxing authorities, and changes, if any, could adjust the individual income tax of the partners.

Per Interest Data

Net loss attributable to the Partnership per weighted average Interest is based upon the weighted average number of Interests outstanding during the applicable period.

Interest Repurchase

The Partnership may, at its discretion, repurchase Interests from a limited number of its limited partners, as provided for in the Partnership Agreement. The repurchase price for any Interests approved for repurchase is based upon a formula, as provided in the Partnership Agreement. Limited partners are required to hold their Interests for at least one year before repurchases will be permitted.

(2)	Summary of Significant Accounting Policies - continued

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires the General Partner to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(3)	Investment in Joint Venture

On August 11, 2011, the Partnership contributed approximately $1,836,000 of capital, inclusive of acquisition fees, to ICON Juniper II, LLC (“ICON Juniper II”), a joint venture with ICON Equipment and Corporate Infrastructure Fund Fourteen, L.P., an entity managed by the Investment Manager (“Fund Fourteen”), after which the Partnership’s and Fund Fourteen’s ownership interests in the joint venture were approximately 29.2% and 70.8%, respectively. On June 9, 2011, ICON Juniper II purchased approximately $6,359,000 of information technology equipment and simultaneously leased the equipment to Global Crossing Telecommunications, Inc. (“Global Crossing”). The base term of the lease schedule is for a period of 36 months, commencing on July 1, 2011.  Pursuant to the terms of the joint venture, the Partnership had the right to contribute capital on, or prior to, the six-month anniversary of the date the joint venture acquired the equipment.

On October 20, 2011, the Partnership exchanged its 29.2% ownership interest in the joint venture for its proportionate share of the lease schedules that were previously owned by the joint venture.  Upon the completion of the exchange, the joint venture was terminated.  No material gain or loss will be recorded as a result of this transaction.

(4)	Revolving Line of Credit, Recourse

On May 10, 2011, the Partnership entered into a Commercial Loan Agreement (the “Loan Agreement”) with California Bank & Trust (“CB&T”).  The Loan Agreement provides for a revolving line of credit of up to $5,000,000 pursuant to a senior secured revolving loan facility (the “Facility”), which is secured by all of the Partnership’s assets not subject to a first priority lien, as defined in the Loan Agreement. Amounts available under the Facility are subject to a borrowing base that is determined, subject to certain limitations, based on the present value of the future receivables under certain loans and lease agreements in which the Partnership has a beneficial interest.

The Facility expires on March 31, 2013 and the Partnership may request a one year extension to the revolving line of credit within 390 days of the then-current expiration date, but CB&T has no obligation to extend. The interest rate for general advances under the Facility is CB&T’s prime rate and the interest rate on up to five separate non-prime rate advances that are permitted to be made under the Facility is the 90-day rate at which U.S. dollar deposits can be acquired by CB&T in the London Interbank Eurocurrency Market plus 2.5% per year, provided that neither interest rate is permitted to be less than 4.0% per year. In addition, the Partnership is obligated to pay a commitment fee based on an annual rate of 0.50% on unused commitments under the Facility.

There are no borrowings outstanding under the Facility at September 30, 2011.  Pursuant to the Loan Agreement, the Partnership is required to comply with certain covenants.  At September 30, 2011, the Partnership was in compliance with all such covenants.

(5)	Capital Contribution

The General Partner has made an initial capital contribution of $1 to the Partnership. In addition, the Investment Manager made an initial capital contribution of $1,000 to the Partnership and was admitted as a limited partner on September 23, 2010.  The Investment Manager’s capital contribution was returned to the Investment Manager following the commencement of operations by the Partnership.

(6)	Transactions with Related Parties

The Partnership has entered into certain agreements with the General Partner, the Investment Manager and ICON Investments, whereby the Partnership pays certain fees and reimbursements to these parties. ICON Investments is entitled to receive a 3.0% underwriting fee from the gross proceeds from sales of the Partnership’s Interests.

In accordance with the terms of the Partnership Agreement, the General Partner has a 1% interest in the Partnership’s profits, losses, cash distributions and liquidation proceeds. In addition, the General Partner and its affiliates will be reimbursed for organizational and offering expenses incurred in connection with the Partnership’s organization and offering of Interests and administrative expenses incurred in connection with the Partnership’s operations.

Administrative expense reimbursements are costs incurred by the General Partner or its affiliates that are necessary to the Partnership’s operations. These costs include the General Partner’s and its affiliates’ legal, accounting, investor relations and operations personnel, as well as professional fees and other costs that are charged to the Partnership based upon the percentage of time such personnel dedicate to the Partnership. Excluded are salaries and related costs, office rent, travel expenses and other administrative costs incurred by individuals with a controlling interest in the General Partner.

The Partnership pays the Investment Manager (i) an annual management fee, payable monthly, equal to 3.50% of the gross periodic payments due and paid from the Partnership’s investments and (ii) acquisition fees, through the end of the operating period, equal to 2.50% of the total Purchase Price of each investment the Partnership makes in Capital Assets.

(6)	Transactions with Related Parties - continued

Fees and other expenses paid or accrued by the Partnership to the General Partner or its affiliates were as follows:

Entity	Capacity	Description	Period from July 28, 2011 (Commencement of Operations) through September 30, 2011
ICON Capital Corp.	Investment Manager	Organizational and offering expense reimbursements (1)	$1,101,735
ICON Investments	Dealer-Manager	Underwriting fees (2)	321,151
ICON Capital Corp.	Investment Manager	Management fees (3)	3,473
ICON Capital Corp.	Investment Manager	Administrative expense reimbursements (3)	273,965
			$1,700,324

(1) Amount capitalized and charged to partners’ equity.
(2) Amount charged directly to partners’ equity.
(3) Amount charged directly to operations.

At September 30, 2011, the Partnership had a net payable of $919,829 due to the General Partner and its affiliates that primarily consisted of administrative expense reimbursements of approximately $274,000 and organization and offering expense reimbursements of approximately $583,000.

From October 1, 2011 to November 11, 2011, the Partnership raised an additional $8,003,889 in capital contributions and has paid or accrued underwriting fees to ICON Investments in the amount of $237,677.

(7)	Commitments and Contingencies

At the time the Partnership acquires or divests of its interest in Capital Assets, the Partnership may, under very limited circumstances, agree to indemnify the seller or buyer for specific contingent liabilities.  The General Partner believes that any liability that may arise as a result of any such indemnification obligations will not have a material adverse effect on the financial condition or results of operations of the Partnership taken as a whole.

(8)	Subsequent Event

On October 27, 2011, the Partnership made a secured term loan to Xfone USA, Inc. and certain affiliates (collectively, “Xfone”) in the amount of $6,850,000.  The loan bears interest at 12.75% per year and matures on November 1, 2016.

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